Oncolytics Biotech® Announces Promising Efficacy and Translational Data Supporting Pelareorep in KRAS-Mutant Metastatic Colorectal Cancer

33% ORR achieved in second-line KRAS-mutant MSS colorectal cancer—triple historical response rates for Avastin + FOLFIRI of 6-11%

Translational analysis shows pelareorep enhances KRAS-mutant–specific T-cell activity, providing mechanistic support for clinical responses

Data strengthen pelareorep’s potential to transform a multi–billion dollar underserved colorectal cancer market

SAN DIEGO, CA, December 16, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced clinical and translational findings supporting the development of pelareorep in second-line metastatic colorectal cancer (“mCRC”), specifically in patients with KRAS-mutant, microsatellite-stable (“MSS”) disease. This represents one of the most difficult-to-treat and least responsive subgroups within colorectal cancer.

In a previously completed clinical study evaluating pelareorep in combination with standard-of-care therapy, 33% of KRAS-mutant MSS patients achieved an objective response, compared to the well-established historical objective response rate (“ORR”) of approximately 6–11% for Avastin® (bevacizumab) + FOLFIRI in second-line mCRC.1, 2 In that same study, patients receiving the pelareorep, bevacizumab, and FOLFIRI treatment regimen more than doubled progression-free survival and overall survival compared to those receiving bevacizumab and FOLFIRI (click here for the PR).

In addition to the clinical activity, a separate translational analysis of paired tumor biopsies revealed that treatment with pelareorep led to a notable increase in KRAS-mutant–specific T-cell populations, indicating that pelareorep may directly enhance anti-tumor immune recognition in this genetically defined subgroup. These findings provide strong biological support for pursuing pelareorep as a precision immunotherapy capable of addressing a patient population that rarely benefits from checkpoint inhibitors or other immunotherapies. A complete analysis of the translational data will be presented at an upcoming medical meeting.

“Colorectal cancer is the core of our emerging GI tumor platform strategy for pelareorep, with a projected total addressable market of $20 billion by 2033,”3 said Jared Kelly, Chief Executive Officer of Oncolytics Biotech. “Pelareorep has clearly demonstrated the potential to become a transformational new treatment option in this underserved setting. With translational data supporting its unique activation of KRAS-specific T cells, pelareorep has delivered a 33 percent response rate in KRAS-mutant, MSS colorectal cancer.”

Dr. Sanjay Goel, Professor of Medicine at Rutgers Cancer Institute of New Jersey and a leading investigator in GI oncology, commented: “These results are extremely encouraging. Achieving a 33% ORR in KRAS-mutant MSS colorectal cancer is highly unusual in this setting and warrants immediate further study. The translational findings strengthen the mechanistic rationale behind the clinical activity we’re observing. I am eager to move this program into a controlled study to validate the signal and help bring a much-needed therapeutic option to this patient population.”

Together, the clinical and mechanistic data support advancing pelareorep into a controlled study in second-line KRAS-mutant MSS mCRC, which the company expects to initiate following consultation with key opinion leaders and regulatory authorities. The planned study is intended to confirm pelareorep’s potential to significantly outperform the current standard-of-care in a controlled setting and establish a new treatment paradigm for KRAS-mutant colorectal cancer. By sponsoring the study instead of pursuing an investigator-sponsored trial, Oncolytics will be able to provide an appropriate level of analytical rigor to support regulatory submissions that could lead to an approval in this indication. Additionally, the Company will have full control over data from the study and will be able to update investors, potential partners, and other stakeholders at its discretion. This change reflects the Company’s heightened interest in and focus on mCRC and pelareorep’s potential as a platform gastrointestinal immunotherapeutic agent.

References:
1.Bennouna J. Lancet Oncol (14):29-37, 2013
2.Iwamoto S. Ann Oncol. Jul;26(7):1427-33, 2015
3.Deb, T. “Colorectal Cancer Treatment Market Forecast Shows 4.7% CAGR Through 2033.” Market.us Media, 29 Oct. 2025. https://media.market.us/global-colorectal-cancer-therapeutics-market-news/

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an investigational intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated encouraging results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It is designed to induce anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, of which both development programs have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding beliefs as to the potential, registration, mechanism of action and benefits of pelareorep as a cancer therapeutic; expectations regarding the initiation, design, protocol, objective, endpoint, timing, lead principal investigator, and outcomes of a planned study of pelareorep in combination with standard-of-care therapy for the second-line treatment of metastatic KRAS-mutant colorectal cancer, as well as Oncolytics’ intention to sponsor the study and the rationale and potential benefits of sponsoring the study; expectations relating to outcomes of ongoing and future studies, and anticipated timing for the presentation of analysis and data from these studies; Oncolytics’ plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; and its belief in the clinical promise of pelareorep in metastatic colorectal and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com